UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-15086

SUN MICROSYSTEMS, INC.

(Exact name of registrant as specified in its charter)

4150 Network Circle

Santa Clara, CA 95054

(650) 960-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.00067 per share

$500,000,000 7.50% Senior Notes due 2006

$550,000,000 7.65% Senior Notes due 2009

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 0

(1)	The Preferred Share Purchase Rights referred to herein expired on May 24, 2006, pursuant to the First Amendment to Third Amended and Restated Shares Rights Agreement, dated as of July 25, 2002, between the Registrant and Computershare Trust Company, N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Sun Microsystems, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2006	By	/s/ Michael A. Dillon
Michael A. Dillon Executive Vice President, General Counsel and Secretary